SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1 )(1)

                        LINCOLN INTERNATIONAL CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    533717104
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                                 (CUSIP Number)

   Nathan Low, c/o Sunrise Securities Corporation, 641 Lexington Avenue, 25th
                         Floor, New York New York 10022
                                 (212) 421-1616
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2007
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (page 1 of 5 pages)


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      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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           CUSIP No. 533717104             13D                 Page 2 of 5 Pages

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1     NAME OF REPORTING PERSONS
      S.S.  OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Nathan A. Low and the Nathan A. Low Roth IRA

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*              PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

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                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                              0 shares Nathan A. Low
                              0 shares Nathan A. Low Roth
                              IRA
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     BENEFICIALLY         8   SHARED VOTING POWER                           -0-
       OWNED BY

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         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING               0 shares Nathan A. Low
                              0 shares Nathan A. Low Roth IRA
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     PERSON WITH         10   SHARED DISPOSITIVE POWER                      -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares Nathan A. Low
      0 shares Nathan A. Low Roth IRA
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0% Nathan A. Low
      0% Nathan A. Low Roth IRA
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14    TYPE OF REPORTING PERSON*

      1 IN, 1 OO
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

Item 1.  Security and Issuer.

      This Amendment No.1 to Schedule 13D relates to the common stock, par value $.0001 per share, of Lincoln International Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 12A Block, Xinhe Road, Xinqiao No. 3 Industrial Zone, Shajing District, Baoan Town, Shenzhen, China 150090.

Item 2. Identity and Background.

      This Amendment No.1 to Schedule 13D is being filed to report material changes in the beneficial ownership of the Issuer's common stock by Nathan A. Low and NFS/FMTC Roth IRA FBO Nathan Low (the "Low IRA Account").

      Nathan A. Low is a natural person with a business address of 641 Lexington Avenue, 25th Floor, New York, New York 10022. He is president of Sunrise Securities Corp., a merchant bank and registered broker-dealer.

      During the past five years, Mr. Low has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Low is a United States citizen.

      The Low IRA Account is a self-directed individual retirement account established by Mr. Low for his benefit.

Item 4. Purpose of Transaction.

      On September 12, 2007, Mr. Low, individually and on behalf of the Low IRA Account, entered into an agreement (the "Share Redemption Agreement") with the Issuer, pursuant to which (i) the Issuer purchased 2,175,000 shares of the Issuer's common stock (2,140,000 of which shares were held by the Low IRA Account), for a purchase price of $340,133.13, and (ii) the Issuer repaid obligations to Mr. Low due to him in the aggregate amount of $284,866.67. The total payments for the stock and the Issuer's obligations to Mr. Low were $625,000. In addition, all derivative securities owned theretofore by Mr. Low were cancelled.

      Mr. Low's sale of the Issuer's common stock to the Issuer was made in connection with acquisition by the Issuer of Keep On Holdings Limited, a British Virgin Islands corporation, which is the sole shareholder of Suny Electronics (Shenzhen) Company Limited, a corporation organized under the laws of the Peoples' Republic of China.

Item 5.  Interest in Securities of the Issuer.

As of September 12, 2007, neither Mr. Low nor the Low IRA held any shares of common stock or other securities of the Issuer. Neither Nathan A. Low nor the Low IRA account have effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Low and the Low IRA sold their shares of the Issuer's common sock pursuant to the Share Redemption Agreemennt..

Item 7.  Material to be Filed as Exhibits.

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   Exhibit No.                                            Description of Exhibit
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      1     Agreement, dated as of September 12, 2007, by and between Nathan A.
            Low, individually and on behalf of the Low IRA Account, and the Issuer, incorporated by reference to Exhibit 99.8 of the Form 8-K filed on September 19, 2007.

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

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



September 24, 2007                     /s/ Nathan A. Low
                                       -------------------------------------
                                       Nathan A. Low



                                       Nathan A. Low Roth IRA Account

                                       By: /s/ Nathan A. Low
                                       -----------------------------------
                                       Nathan A. Low